OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER 8-52624

11019826

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH, D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FOX CHASE CAPITAL PARTNERS , LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 MAIN STREET
(No. and Street)

METUCHEN (City) NEW JERSEY (state) 08840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (state) 08690 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I Anthony Cianci swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Chase Capital Partners, LLC as of December 31 20 10, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

This report contains (check all applicable boxes):**

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Fox Chase Capital Partners, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2010

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control structure bound separately has been filed simultaneously herewith as a Public Document.

Fox Chase Capital Partners, LLC

FINANCIAL HIGHLIGHTS
December 31, 2010

		2010
NET INCOME	$	122,238
NET WORTH		1,092,926
CASH AND CASH EQUIVALENTS		348,602
CURRENT RATIO	4.0 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

To the Members of
Fox Chase Capital Partners, LLC

I have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC as of December 31, 2010, and the related statement of operations, changes in liabilities subordinated to claims of creditors, changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Chase Capital Partners, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2011

Fox Chase Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	298,602
Investments in Securities at Market Value		1,088,185
Prepaid expenses		12,727
Total Current Assets		1,399,514
Other Assets		
Restricted cash		50,000
Total Assets	$	1,449,514

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Bank overdraft	$	124,079
Accrued expenses & other liabilities		232,509
Total Current Liabilities		356,588
Total Liabilities		356,588
Members Equity		
Members equity		737,700
Accumulated other comprehensive income		355,226
		1,092,926
Total Liabilities and Members Equity	$	1,449,514

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUES		
Riskless principal trades	$	1,086,985
Interest and dividend income		4,931
Investment interest expense		(2,376)
		1,089,540
OPERATING EXPENSES		
Clearing, brokerage fees and commissions		770,940
Communications and utilities		32,344
Rent		25,948
Tickers & quotes		52,660
Regulatory fees		11,796
Professional fees		16,104
Insurance		23,589
General & Administrative		257,671
		1,191,052
Loss From Operations		(101,512)
Other Comprehensive Income		
Unrealized gain on comon stock		164,779
Realized gain on sale of stock		59,536
Unrealized loss on bonds		(565)
		223,750
Net Income	$	122,238

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2009	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2010	$ -

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

	Member Capital				
	Number of Shares	Amount	Members' Equity	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2009	-	$ -	$ 839,212	$ 131,476	$ 970,688
Current year activity	-	-	-		-
Net Income (Loss)	-	-	(101,512)	223,750	122,238
Balance at December 31, 2010	-	$ -	$ 737,700	$ 355,226	$ 1,092,926

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	122,238
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Unrealized Gain on investments		(164,214)
(Increase) Decrease in:		
Prepaid expense		2,568
Increase (Decrease) in:		
Accounts payable and accrued expenses		(36,035)
Net cash used in operating activities		(75,443)
Cash Flows From Investing Activities		
Purchase and Redemption of Securities, net		33,923
Net cash provided by investing activities		33,923
Cash Flows From Financing Activities		-
Net decrease in cash		(41,520)
Cash and cash equivalents, December 31, 2009		390,122
Cash and cash equivalents, December 31, 2010	$	348,602
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		2,376

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended
December 31, 2010

NOTE 1. NATURE OF BUSINESS

Fox Chase Capital Partners, LLC (the "Company"), is a securities broker-dealer servicing both institutional and retail clients. The Company was organized in March 2000 under the laws of the State of New Jersey.

NOTE 2. Summary of SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2010.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Organization has evaluated subsequent events through February xx, 2011, the date which the financial statements were available to be issued.

Fox Chase Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended
December 31, 2010

Revenue Recognition

The Company generates its revenues principally by providing securities trading and brokerage services. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of the financial markets. The Company recognizes revenue from securities transactions on a settlement date basis, generally the fifth business day following the transaction date. There is no material difference between trade and settlement date. The Company clears all securities transactions through Pershing, on a fully disclosed basis.

Comprehensive Income:

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" ("SFAS 130") as amended, that establishes standards for reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income.

Note 3. MARKETABLE DEBT AND EQUITY SECURITIES

Investments are presented in the financial statements at market value. The Company uses an estimated average cost to determine the cost of shares of common stock sold. The following is a summary of investments at December 31, 2010:

Common Stock	
25,500 shares InterDigital Inc, avg. cost $765,000	$1,061,820
Bonds	
Somerset County NJ Muni Bond, cost $26,430.	26,125
Federal Home Loan Fixed Rate, cost $500.	240

Note 4. LEASES

The Company currently conducts its operations from facilities that are leased under a five year operating lease agreement dated April 1, 2006 and expiring on March 31, 2011. Future minimum renal payments required under the lease are as follows:
2011 - $6,750.

Rental expense for the year ended December 31, 2009 was $25,400..

NOTE 5. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of cash. Cash exceeding federally insured limits at financial institutions totaled $98,602. at December 31, 2010.

The Company's revenues are derived entirely from trading in securities.

Note 6. Commitment and Contingencies:

The Company uses Pershing (A division of Bank of New York Mellon Corporation) (Pershing) to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed.

Pursuant further to its clearing agreement, customers' money balances and security positions are carried on Pershing's books. Under certain conditions, the Company has agreed to indemnify Pershing for any related losses, if any, that Pershing may sustain. Both the Company and Pershing monitor collateral on securities transactions to minimize exposure to loss.

Note 7. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $776,291., which was $676,291. in excess of its required minimum net capital of $100,000. The Company's net capital ratio was .46 to 1.

Note 8. Fair Value of Financail Instruments:

Financial Accounting Standards Board Statement No. 107 "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value. Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Fox Chase Capital Partners, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended
December 31, 2010

Note 9. Employee Benefit Plan:

The Company has established a defined benefit pension plan covering all eligible employees. The plan defines a targeted retirement benefit for participants, which is funded by a required annual contribution based on an actuarial formula within the plan. Pension expense for the year ended December 31 2010 was $-0-.

Note 10. Anti-Money Laundering Program:

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2010 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2010

MICHAEL T. REMUS
Certified Public Accountant
3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on Internal Accounting Control

To the Members of
Fox Chase Capital Partners LLC

I have audited the financial statements of Fox Chase Capital Partners LLC as of December 31, 2010 and have issued my report thereon dated February 24, 2011. As part of my audit, I reviewed and tested the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and expression of an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(a)(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The objective of internal accounting control is to provide reasonable, but not absolute assurance as to the safeguarding of assets against unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

It should be noted that the size of the business imposes practical limitations on the effectiveness of the above mentioned control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

A study and evaluation of the system of internal accounting control for the year ended December 31, 2010, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 24, 2011

FOX CHASE CAPITAL PARTNERS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

as of December 31, 2010

Fox Chase Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Fox Chase Capital Partners, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1 - Revised
Year Ended December 31, 2010

NET CAPITAL	
Members Equity	$ 1,092,361
Total Credits	1,092,361
Debits	
Prepaid expenses	12,727
Equipment less accumulated depreciation	-
Haircuts - stocks	159,273
- undue concentration	143,536
- Corporate bond	534
Total Debits	316,070
NET CAPITAL	$ 776,291
CAPITAL REQUIREMENTS	
6 2/3 % of aggregate indebtedness	$ 23,719
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000.)	100,000
Net capital in excess of requirements	$ 676,291
Ratio of Aggregate Indebtedness to Net Capital	.46 to 1

The accompanying notes are an integral part of the financial statements.

Fox Chase Capital Partners, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:

Accrued expenses and other liabilities	$	232,059
Bank overdraft		124,079
Total Aggregate Indebtedness	$	356,138

The accompanying notes are an integral part of the financial statements.

FOX CHASE CAPITAL PARTNERS, LLC

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Fox Chase Capital Partners, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-228-3032

FOX CHASE CAPITAL PARTNERS, LLC

Independent Accounts Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation For the Year Ended December 31, 2010

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Fox Chase Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Fox Chase Capital Partners, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fox Chase Capital Partners, LLC management is responsible for the Fox Chase Capital Partners, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7T with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T Remus, CPA
Hamilton Square, New Jersey
February 24, 2011

Fox Chase Capital Partners, LLC
SIPC Transitional Assessment Reconcilaition
Decenber 31, 2010

General Assessment Calculation

Total Revenue	$	1,310,660
Rate		0.0025
General Assessment Due		3,277
Less Payments: SIPC 6 and SIPC 4		0
Plus: Interest		0
Balance Due		3,277
Paid with SIPC 7		(3,277)
Overpayment carried forward to 2010	$	(0)

There is no material difference between the SIPC-7 and this reconciliation.